May 6, 2025

William J. Wallace, IV
Chief Financial Officer
Origin Bancorp, Inc.
500 South Service Road East
Ruston, LA 71270

       Re: Origin Bancorp, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-38487
Dear William J. Wallace, IV:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance